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SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Axion International Holdings, Inc.

(Name of Issuer)

Common Stock, no par value

 (Title of Class of Securities)

05462D 10 1

 (CUSIP Number)

Samuel G. Rose

5301 Wisconsin Avenue, NW

Suite 510

Washington, DC 20015

Telephone: (202) 686-3000

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices and Communications)

August 24, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05462D 10 1	13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel G. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	8,973,286 (1)
	8	SHARED VOTING POWER	2,519,469 (2)
	9	SOLE DISPOSITIVE POWER	8,973,286 (1)
	10	SHARED DISPOSITIVE POWER	2,519,469 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,492,755
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.7% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 426,986 shares of common stock held by the Reporting Person with sole voting and dispositive powers, 145,000 of which are held in the name of RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992, for the benefit of Samuel G. Rose, 4,273,150 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, and 4,273,150 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person.

(2)	Includes 1,019,469 shares of common stock held with shared voting and dispositive powers, 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

CUSIP No. 05462D 10 1	13D	Page 3 of 11 Pages

(3)	Based on 26,188,550 shares of common stock outstanding as of August 27, 2012, plus (i) 4,273,150 shares of common stock issuable to the Reporting Person upon conversion of the Issuer’s 8.0% convertible promissory note held by the Reporting Person, (ii) 4,273,150 shares of common stock issuable to the Reporting Person upon exercise of the Issuer’s warrant to purchase common stock held by the Reporting Person, (iii) 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and (iv) warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

CUSIP No. 05462D 10 1	13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julie Walters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	2,519,469(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	2,519,469(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,519,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 1,019,469 shares of common stock held with shared voting and dispositive powers, 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

(2)	Based on 26,188,550 shares of common stock outstanding as of August 27, 2012, plus (i) 100,000 shares of the Issuer’s 10% convertible preferred stock held with shared voting and dispositive powers convertible into 1,000,000 shares of common stock, and (ii) warrants held with shared voting and dispositive powers to purchase 500,000 shares of common stock.

Explanatory Note: Samuel G. Rose previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, to report his beneficial ownership of shares of the Issuer’s common stock.

Item 1.                 Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “Common Stock”), of Axion International Holdings, Inc., a Colorado corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 180 South Street, Suite 104, New Providence, New Jersey.

Item 2.                 Identity and Background.

(a)          This Schedule 13D is being filed by Samuel G. Rose (“Rose”) and Julie Walters (“Walters”). The foregoing persons are hereinafter collectively referred to as the “Reporting Persons” and each is hereinafter individually referred to as a “Reporting Person.” The Reporting Persons have entered into a Joint Filing Agreement, dated September 4, 2012, a copy of which is filed herewith and pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

(b)          The principal business address of the Reporting Persons is 5301 Wisconsin Avenue, NW, Suite 510, Washington, DC 20015.

(c)          Rose is the Founding Partner of Greenebaum & Rose Associates, a real estate development firm with its principal business address located at 5301 Wisconsin Avenue, NW, Suite 510, Washington, DC 20015. Walters is not presently employed.

(d)          Neither Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Each Reporting Person is a citizen of the United States.

Page 5 of 11 Pages

Item 3.                 Source and Amount of Funds or Other Consideration.

The Issuer issued Rose 250,000 shares of Common Stock as a commitment fee pursuant to the Revolving Credit Agreement, dated November 9, 2011, between the Issuer and Rose.

On August 24, 2012, Rose purchased one of the Issuer’s 8.0% convertible promissory notes (the “Notes”) in the original principal amount of $1,709,259.60 which is initially convertible into 4,273,150 shares of Common Stock, and an associated warrant to purchase 4,273,150 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and associated warrant. Rose converted the aggregate principal amount outstanding, together with all accrued and unpaid interest, under the Issuer’s demand promissory note which was issued by the Issuer to Rose pursuant to the Memorandum of Understanding dated April 25, 2012, among the Issuer, Rose and certain other investors. The total amount of funds used by Rose to purchase such demand promissory note was $1,666,667.00. Such funds were provided by the personal funds of Rose.

Commencing on June 30, 2011, and on the last day of each calendar quarter thereafter through and including June 30, 2012, the Reporting Persons received 21,005, 22,367, 32,604, 38,140 and 53,353 shares of restricted Common Stock from the Issuer as dividends on the 10% convertible preferred stock of the Issuer (the “Preferred Stock”) held by the Reporting Persons.

Rose used personal funds to purchase 31,986 shares of Common Stock in open market transactions on August 27, 2012 as further described below.

Item 4.                 Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock and other securities reported in this Schedule 13D for investment purposes.

Pursuant to the Note Purchase Agreement dated as of August 24, 2012 (the “Note Purchase Agreement”), among the Issuer, Rose, MLTM Lending, LLC, Edward Lenkin, Judy Lenkin Lerner and Allen Kronstadt (collectively, the “Investors”), (i) Rose and the other Investors may acquire additional Notes and associated warrants of the Issuer, and (ii) Rose and the other Investors have the right to designate two nominees to be appointed to the Issuer’s board of directors to fill open directorships and, if the Investors purchase an aggregate principal amount of $5,000,000.00 of additional Notes of the Issuer, the Issuer’s board of directors will create one new directorship and the Investors will have the right to designate one nominee to be appointed by the Issuer’s board of directors to fill such newly created directorship.

The Reporting Persons intend to review on a continuing basis their investments in the Issuer, including the Issuer’s business, financial condition and operating results, general market and industry conditions and other investment opportunities and, based upon such review, acquire additional shares of Common Stock or other securities of the Issuer, or dispose of the shares of Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

Page 6 of 11 Pages

Item 5.                 Interest in Securities of the Issuer.

As of the date of this Schedule 13D, Rose may be deemed to beneficially own an aggregate of 11,492,755 shares of Common Stock, including (i) 4,273,150 shares of Common Stock held with sole voting and dispositive powers issuable to Rose upon conversion of the Note held by Rose, (ii) 4,273,150 shares of Common Stock held with sole voting and dispositive powers issuable to Rose upon exercise of the Issuer’s warrant to purchase Common Stock held by Rose, (iii) 100,000 shares of Preferred Stock held with shared voting and dispositive powers convertible into 1,000,000 shares of Common Stock, (iv) warrants held with shared voting and dispositive powers to purchase 500,000 shares of Common Stock, and (v) 426,986 shares of Common Stock held with sole voting and dispositive powers, 145,000 of which are held in the name of RPM Greenebaum & Rose 401(k) Plan, dated December 1, 1992, for the benefit of Samuel G. Rose, which in the aggregate represents approximately 31.7% of the Common Stock outstanding as of August 27, 2012. Rose has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 8,973,286 shares of Common Stock.

As of the date of this Schedule 13D, Walters may be deemed to beneficially own an aggregate of 2,519,469 shares of Common Stock, including (i) 100,000 shares of Preferred Stock held with shared voting and dispositive powers convertible into 1,000,000 shares of Common Stock, (ii) warrants held with shared voting and dispositive powers to purchase 500,000 shares of Common Stock, and (iii) 1,019,469 shares of Common Stock held with shared voting and dispositive powers, which in the aggregate represents approximately 9.1% of the Common Stock outstanding as of August 27, 2012. Walters has sole power to vote or direct the vote of, and to dispose or direct the disposition of, zero (0) shares of Common Stock.

During the 60 days immediately preceding the date of this Schedule 13D and since the Reporting Persons’ most recent filing on Schedule 13G, the Reporting Persons effected the following transactions in the securities of the Issuer:

The Issuer issued Rose 250,000 shares of Common Stock as a commitment fee pursuant to the Revolving Credit Agreement, dated November 9, 2011, between the Issuer and Rose.

Commencing on June 30, 2011, and on the last day of each calendar quarter thereafter through and including June 30, 2012, the Reporting Persons received 21,005, 22,367, 32,604, 38,140 and 53,353 shares of restricted Common Stock from the Issuer as dividends on the Preferred Stock held by the Reporting Persons.

Page 7 of 11 Pages

On August 24, 2012, pursuant to the Note Purchase Agreement, Rose purchased one of the Issuer’s Notes in the original principal amount of $1,709,259.60 which is initially convertible into 4,273,150 shares of Common Stock, and an associated warrant to purchase 4,273,150 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and associated warrant.

Rose effected the following purchases of shares of Common Stock in the open market on August 27, 2012:

Shares	Price Per Share
11,986	$0.450
5,000	$0.460
10,000	$0.435
5,000	$0.435

Item 6.                 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons are married and jointly own, as tenants by the entirety, 2,519,469 shares of Common Stock.

On March 22, 2011, the Issuer and the Reporting Persons entered into a Subscription Agreement, pursuant to which the Issuer issued and sold to the Reporting Persons 100,000 shares of its Preferred Stock, convertible by the Reporting Persons at any time into 1,000,000 shares of Common Stock.  The holders of the Preferred Stock are entitled to receive dividends at the rate of ten percent (10%) per annum payable quarterly.

On March 6, 2012, the Issuer issued the Reporting Persons Warrant No. 231 to Purchase Shares of Common Stock, No Par Value, representing the right to purchase 500,000 shares of Common Stock.

Pursuant to the Note Purchase Agreement, the Issuer issued and sold to the Investors an aggregate principal amount of $5,128,519.54 of Notes which are initially convertible into shares of Common Stock at a conversion price equal to $0.40 per share of Common Stock, subject to adjustment as provided on the terms of the Notes, and associated warrants to purchase, in the aggregate, 12,821,302 shares of Common Stock, subject to adjustment as provided on the terms of such warrants. Under the Note Purchase Agreement, the Issuer issued and sold to Rose a Note in the original principal amount of $1,709,259.60 which is initially convertible into 4,273,150 shares of Common Stock, and an associated warrant to purchase 4,273,150 shares of Common Stock, in each case subject to adjustment as provided on the terms of the Note and such warrant.

Page 8 of 11 Pages

On August 24, 2012, the Issuer and the Investors entered into a Registration Rights Agreement pursuant to which the Issuer granted to the Investors certain demand and piggyback registration rights with respect to the registration of certain Issuer securities under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. In addition, on August 24, 2012, the Issuer, Axion International, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, and the Investors entered into a Security Agreement pursuant to which the Issuer and Axion International granted a security interest and lien in all of their assets and rights to the Investors to secure the Issuer’s obligations under the Notes.

Joint Filing Agreement, dated September 4, 2012, between the Reporting Persons.

Item 7.                  Material to be Filed as Exhibits.

Exhibit 1. Revolving Credit Agreement, dated November 9, 2011, between the Issuer and Rose (included as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011 and incorporated herein by reference)

Exhibit 2. Security Agreement, dated November 9, 2011, between the Issuer and Rose (included as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011 and incorporated herein by reference)

Exhibit 3. Revolving Credit Note, dated November 9, 2011, issued by the Issuer in favor of Rose (included as Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2011 and incorporated herein by reference)

Exhibit 4. Note Purchase Agreement dated as of August 24, 2012, among the Issuer and the Investors (included as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 5. Security Agreement dated as of August 24, 2012, among the Issuer, Axion International, Inc. and the Investors (included as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 6. Registration Rights Agreement dated as of August 24, 2012, among the Issuer and the Investors (included as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2012 and incorporated herein by reference)

Exhibit 7. 8.0% Convertible Promissory Note issued by the Issuer in favor of Rose or registered assigns on August 24, 2012

Page 9 of 11 Pages

Exhibit 8. Warrant to Purchase Common Stock issued by the Issuer in favor of Rose or his permitted assigns on August 24, 2012

Exhibit 9. Joint Filing Agreement, dated September 4, 2012, between the Reporting Persons.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2012

By:	/s/ Samuel G. Rose
Name:	Samuel G. Rose

By:	/s/ Julie Walters
Name:	Julie Walters

Page 11 of 11 Pages